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                          March 8, 2023

       Per Brodin
       Chief Financial Officer
       Orion Energy Systems, Inc.
       2210 Woodland Drive
       Manitowoc, Wisconsin 54220

                                                        Re: Orion Energy
Systems, Inc.
                                                            Registation
Statement on Form S-3
                                                            Filed March 1, 2023
                                                            File No. 333-270197

       Dear Per Brodin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Garrett F. Bishop